March 21, 2006

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attention:     Ms. April Sifford, Branch Chief

Re:            AMCOL International Corporation
               Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Form 10-K/A for the Fiscal Year Ended December 31, 2004 Filed April 29, 2005 Form 10-Q for the Fiscal Quarter Ended June 30, 2005 Filed August 1, 2005 (collectively, the "Filings") File No. 001-14447

Ladies and Gentlemen:

         This letter sets forth the response of AMCOL International Corporation (the "Company") to the Commission's comment letter dated March 20, 2006. The Company has reviewed this response letter with its independent auditors and outside legal counsel.

         For your convenience, we have set forth below the Staff's comment, followed by the Company's response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Note (8) Income Taxes, Page F-16

1. We note your response to comment two of our letter dated February 23, 2006. Please confirm the $1,205,000 in professional fees associated with amended federal income tax returns did not include fees owed to your independent accountants. In your response, confirm that your independent accountant remains independent and is in compliance with the qualifications of Article 2-01 of Regulation S-X for the periods included in its audit report. Please refer to Article 2-01(c)(5) for further guidance regarding contingency fee arrangements.

RESPONSE:

We confirm that the $1,205,000 of contingent, professional fees associated with amended income tax returns do not include fees owed to our independent registered public accountant, KPMG. These contingent fees are owed to PwC and D&T. We also confirm that KPMG remains independent and is in compliance with the qualifications of Article 2-01 of Regulation S-X for the periods included in its audit report.
                                     * * * *

On behalf of the Company, I hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Filings; and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding these matters or require any additional information, please contact me at 847-506-6171.

Very truly yours,


Gary L. Castagna
Chief Financial Officer